Exhibit 99.8

MINE SAFETY DISCLOSURE

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”) and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Exchange Act that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the operator must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, are often reduced in severity and amount, and are sometimes dismissed.

The following table reflects citations and orders issued to us by MSHA during the year ended December 31, 2015. The proposed and closed assessments as of and for the year ended December 31, 2015 were taken from the MSHA data retrieval system. Section references below are to sections of the Mine Act.

Total #
	Total # of		of			Total
	“Significant	Total #	Citations		Total # of	Amount of
	and	of	and	Total # of	Imminent	Proposed
	Substantial”	Orders	Orders	Flagrant	Danger	Assessments	Total # of
Mine and	Violations	Issued	Issued	Violations	Orders	from MSHA	Mining-	Pending	Legal	Legal
MSHA	Under	Under	Under	Under	Under	under the	Related	Legal	Actions	Actions
ID#[1]	§104(a)[2]	§104(b)[3]	§104(d)[4]	§110(b)(2)[5]	§107(a)[6]	Mine Act[7]	Fatalities[8]	Actions[9]	Instituted[10]	Resolved[11]
Midas 2602314	7	1	—	—	—	$8,624	—	1	—	—
Fire Creek 2602691	16	—	—	—	—	15,210	—	5	—	—
Total	23	1	—	—	—	$23,834	—	6	—	—

1

MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The definition of “mine” under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools, and minerals preparation facilities.

2

Represents the total number of citations issued (or proposed) by MSHA under Section 104 of the Mine Act for violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

3

Represents the total number of orders issued under Section 104(b) of the Mine Act, which represents a failure to abate a citation under Section 104(a) of the Mine Act within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines the violation has been abated.

4	Represents the total number of citations and orders issued by MSHA under Section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.
5	Represents the total number of flagrant violations identified by MSHA under Section 110(b)(2) of the Mine Act.
6	Represents the total number of imminent danger orders issued under Section 107(a) of the Mine Act.
7	Amount represents the total United States dollar value of proposed assessments received from MSHA during the year ended December 31, 2015.
8	Represents the total number of mining-related fatalities at mines subject to the Mine Act pursuant to Section 1503(a)(1)(G) of the Financial Reform Act.

9	Represents the total number of legal actions pending as of December 31, 2015 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Financial Reform Act.
10

Represents the total number of legal actions instituted during the year ended December 31, 2015 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Financial Reform Act.

11

Represents the total number of legal actions resolved during the year ended December 31, 2015 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Financial Reform Act.

Pattern or Potential Pattern of Violations

In addition, as required by the reporting requirements regarding mine safety included in Section 1503(a)(2) of the Financial Reform Act, for the year ended December 31, 2015, none of the mines operated by us received written notice from MSHA of: (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Act; or (b) the potential to have such a pattern.